[Draft---6/8/98]

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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------

                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 5)
                                    and
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                        ---------------------------

                    UNION TEXAS PETROLEUM HOLDINGS, INC.
                         (Name of Subject Company)
                        ---------------------------

                           VWK ACQUISITION CORP.
                         ATLANTIC RICHFIELD COMPANY
                                 (Bidders)
                        ---------------------------

                  Common Stock, Par Value $0.05 Per Share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)
                        ---------------------------

                                 90864010 5
                   (CUSIP Number of Class of Securities)
                        ---------------------------

                            Diane A. Ward, Esq.
                           VWK Acquisition Corp.
                       c/o Atlantic Richfield Company
                          515 South Flower Street
                           Los Angeles, CA 90071
                               (213) 486-2808
         (Name, Address and Telephone Number of Persons Authorized
        to Receive Notices and Communications on Behalf of Bidders)
                        ---------------------------

                                 Copies to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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          Atlantic Richfield Company ("ARCO") and VWK Acquisition Corp.
(the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on May 8, 1998, as amended by Amendment Nos. 1, 2, 3 and 4 filed on May 12, May 18, May 20 and June 3, 1998, respectively (as amended, the "Original Filing"), with respect to the offer (the "Offer") by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 5. Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item  10. Additional Information.

(f) Today ARCO and the Purchaser announced that the Offer has been extended until 5:00 p.m., Eastern Standard Time, Friday, June 12, 1998, unless further extended in accordance with the terms of the Offer.

          The Offer is conditioned upon, among other things, any waiting or other period under the EC Regulations applicable to the Offer, or to the exercise by ARCO of full ownership and voting rights with respect to the shares of Common Stock to be acquired pursuant to the Offer, having expired or been terminated. The waiting period under the EC Regulations will expire at 12:00 Midnight, Brussels time, on Thursday, June 18, 1998, unless extended or shortened in accordance with the EC Regulations. ARCO does not expect that the EC Condition will be satisfied until after the Expiration Date, as extended hereby. Accordingly, ARCO expects that it will be necessary for ARCO to extend again the Expiration Date until the EC Condition is satisfied unless ARCO elects to waive the EC Condition in whole or in part.

          On June 8, 1998, ARCO issued a press release, a copy of which is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          (a)(13)   Press Release, dated June 8, 1998.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 8, 1998


                                   VWK ACQUISITION CORP.

                                   By:  /s/ Terry G. Dallas
                                        --------------------------
                                        Name:  Terry G. Dallas
                                        Title: President


                                   ATLANTIC RICHFIELD COMPANY

                                   By:  /s/ Terry G. Dallas
                                        ---------------------------
                                        Name:  Terry G. Dallas
                                        Title:  Senior Vice President
                                                and Treasurer

                               EXHIBIT INDEX



Exhibit                                                         Page
Number                   Exhibit Name                           Number

(a)(13)      Text of Press Release, dated June 8, 1998.           5